The Rogers International Commodity Index®

Table of Contents

What are Commodities?	4
Why Invest in Commodities?	5
Who is Jim Rogers?	6
The Rogers International Commodity Index®	7
The RICI® Components and Weightings	8
The RICI® Compared to Other Indices	10
The RICI® Sub-Indices: Agriculture, Metal and Energy	12
Factors that Might Affect the Price of Commodities	14
Risk Considerations	16
Index Disclaimers	18

What are Commodities?

Commodities are agricultural products, minerals or other tangible assets, such as metals, livestock, and energy.

Commodities are generally divided into “hard” and “soft” assets. Hard assets include products from the fields of energy, precious metals, and industrial metals. Soft assets are perishable and more weather-dependent such as oilseed, cereals, wood and livestock.

Soft Assets
Agricultural Commodities	Cereals and Oilseed	azuki beans, barley, oats, corn, rice, soybeans, soybean oil, wheat
	Softs	coffee, cocoa, orange juice, sugar
	Fibres	cotton, wool
	Livestock	cattle, hogs
	Other	wood, rubber
Hard Assets
Metal Commodities	Precious Metals	gold, palladium, platinum, silver
	Industrial Metals	aluminum, lead, copper, nickel, zinc, tin
Energy Commodities		unleaded gasoline, natural gas, fuel oil, crude oil

Why Invest In Commodities?

Commodity prices have historically not been correlated to the prices of stocks and bonds.

>	Buying commodities may offer attractive total returns, while also reducing long-term volatility to a traditional stock-based portfolio.

>	In addition, some analysts believe that commodity prices are at low levels based on inflation adjusted valuations.

Commodities could protect against inflation.

>	Certain commodity prices, such as oil, grains and metals, generally rise when inflation advances. This is because consumers continue to purchase goods from food industries, household -product makers and manufacturers even if prices increase.

>	Some analysts believe these commodity prices generally reflect inflation and that investing in commodities may provide protection against inflation risk.

>	This means that investors who want to protect their portfolio against inflation should consider diversifying their investment holdings with commodities.

Growth in emerging markets could increase demand for commodities.

>	Emerging markets, such as China and India, need raw materials to nourish increasing populations.

>	Increases in demand for both energy and metals may occur as emerging markets modernize their infrastructure.

Who is Jim Rogers?

Jim Rogers co-founded the Quantum Fund, a global investment partnership. The fund grew approximately 4,000% from 1970- 1980 while the S&P 500 Index® rose approximately 50% over the same period. Following his success in the hedge fund business, Jim Rogers withdrew from active trading and retired at age thirty-seven.

In 1990, he embarked on a motorcycle trip around the world and published his experiences in the book “Investment Biker” in 1994. From 1999-2001, he visited 116 countries and traveled over 152,000 miles on his third trip around the world. His second book, “Adventure Capitalist” documented that journey.

In 1998 he started his own commodities index, the Rogers International Commodity Index® and in 2004 he published his third book, “Hot Commodities.”

The Rogers International Commodity Index®

The Rogers International Commodity Index® (RICI®) is a composite, US-Dollar based total return index, designed by Jim Rogers in 1998. Unlike a price index, which merely reflects price movement, the RICI® is a “total return” index which, in addition to reflecting the returns potentially available through an unleveraged investment in the futures contract on physical commodities comprising the RICI®, also reflects interest that could be earned on cash collateral invested in 3-month U.S. Treasury bills.

The composition and weighting of the indices are reviewed and adjusted in December of each year.

RICI ® Components and Weightings

Composition of the RICI®

Commodity	Weighting*	Commodity	Weighting*
Crude Oil	21.00%	Platinum	1.80%
Brent Oil	14.00%	Heating Oil	1.80%
Wheat	7.00%	Gas Oil	1.20%
Corn	4.75%	Lumber	1.00%
Cotton	4.05%	Lean Hogs	1.00%
Copper	4.00%	Cocoa	1.00%
Aluminum	4.00%	Rubber	1.00%
Soybeans	3.00%	Nickel	1.00%
Gold	3.00%	Tin	1.00%
RBOB Gasoline	3.00%	Soybean Meal	0.75%
Natural Gas	3.00%	Canola	0.67%
Soybean Oil	2.00%	Orange Juice	0.66%
Live Cattle	2.00%	Oats	0.50%
Sugar	2.00%	Rice	0.50%
Coffee	2.00%	Azuki Beans	0.50%
Silver	2.00%	Palladium	0.30%
Lead	2.00%	Barley	0.27%
Zinc	2.00%	Greasy Wool	0.25%
		Total	100.00%

* Weightings as of December 2006
Source: Diapason Commodities Management S.A.

The graph below shows the RICI®Total Return TM Index from the period commencing with its inception on 31 July 1998 to 31 December 2006

Source: Bloomberg L.P.

The RICI® Compared to Other Indices

We have compared the performance of the RICI® Total ReturnTM with the performance of two other indices, the Dow Jones – AIG Commodity Index Total ReturnSM and the Goldman Sachs Commodity Index® Total Return Index (“GSCI ® Total Return index”) . Since its start-up in 1998, the RICI® out-performed these and other established commodity indices (Source: Bloomberg L.P., 8 January 2007).

The graph below shows the period commencing on 31 July 1998 to 31 December 2006

Index Composition	Rogers International Commodity Index® Total ReturnTM	Dow Jones-AIG Commodity Index Total ReturnSM	Goldman Sachs Commodity Index® Total Return
Energy	44.00%	33.00%	69.10%
Agricultural Products &	34.90%	40.69%	17.40%
Livestock
Metals	21.10%	26.31%	13.5%
Total	100.00%	100.00%	100.00%
Number of Commodities	36	19	24
Comparative Returns*
Since the RICI’s Inception	240.14%	144.40%	144.30%
(July 1998)*

RICI® weightings as of December 2006
Dow Jones-AIG Commodity Index and Goldman Sachs & Co. weightings as of January 2006
*Comparative Returns = (Final Value – Initial Value) / Initial Value
Source: Diapason; Dow Jones and Company, Inc.; American International Group, Inc.; Goldman Sachs & Co.; Bloomberg L.P.

The RICI® Sub-Indices: Agriculture, Metal and Energy

The RICI® is comprised of three sub-indices: an energy sub-index, an agricultural sub-index and a metals sub-index.

>	The Rogers International Commodity Index® – Agriculture Total ReturnSM is comprised of 20 selected agricultural commodities.

>	The Rogers International Commodity Index® – Metal Total ReturnSM is comprised of ten selected precious and industrial metals.

>	The Rogers International Commodity Index® – Energy Total ReturnSM is comprised of six energy commodities.

The graph below shows the RICI®-Agriculture TM Sub-Index from the period commencing on 31 July 1998 to 31 December 2006

Commodity	Weighting*	Commodity	Weighting*
Wheat	20.06%	Cocoa	2.87%
Corn	13.61%	Rubber	2.87%
Cotton	11.60%	Soybean Meal	2.15%
Soybeans	8.60%	Canola	1.92%
Soybean Oil	5.73%	Orange Juice	1.89%
Live Cattle	5.73%	Oats	1.43%
Sugar	5.73%	Rice	1.43%
Coffee	5.73%	Azuki Beans	1.43%
Lumber	2.87%	Barley	0.77%
Lean Hogs	2.87%	Greasy Wool	0.72%
		Total	100.00%

* Weightings as of December 2006
Source: Diapason Commodities Management S.A.; Bloomberg L.P.

The graph below shows the RICI®-MetalTM Sub-Index from the period commencing on 31 July 1998 to 31 December 2006

Commodity	Weighting*	Commodity	Weighting*
Copper	18.96%	Zinc	9.48%
Aluminum	18.96%	Platinum	8.53%
Gold	14.22%	Nickel	4.74%
Silver	9.48%	Tin	4.74%
Lead	9.48%	Palladium	1.42%
		Total	100.00%

* Weightings as of December 2006
Source: Diapason Commodities Management S.A.; Bloomberg L.P.

The graph below shows the RICI®-EnergyTM Sub-Index from the period commencing on 31 July 1998 to 31 December 2006

Commodity	Weighting*	Commodity	Weighting*
Crude Oil	47.73%	Natural Gas	6.82%
Brent Oil	31.82%	Heating Oil	4.09%
RBOB Gasoline	6.82%	Gas Oil	2.73%
		Total	100.00%

* Weightings as of December 2006
Source: Diapason Commodities Management S.A.; Bloomberg L.P.

Factors that Might Affect the Price of Commodities*

Category	Factors that may lead to increased demand and higher commodities prices
Agriculture

> Global food consumption patterns may be changing. Rising incomes in emerging economies, growing urbanization and foreign influences may cause global food consumption to change. Reliance on basic staples such as rice and noodles may shift to fruits, vegetables and proteins (such as meat, eggs or dairy).

> Demand for biofuels may increase as interest in alternative sources of energy increases. While ethanol fuel, produced from corn and sugar cane, is mostly used as a gasoline additive in the United States, its use as a direct source of fuel may grow.

> Demand for corn and other feed grains may continue to grow. This is due to increased consumer demand for meat and poultry in Asia, Latin America and the former Soviet Republics.

Energy

> Depletion of reserves. Demand may increase in the face of limited supply caused by the scarcity of natural resources.

> Increase in energy demands. Alongside energy demands in North America, Asia’s rising energy demands may also impact worldwide energy consumption.

> Sensitivity of oil prices to geopolitical conflict may increase.

Metals

> Growth in China and India. China and India have a combined population of over 2 billion people and this number is expected to continue to rise. The need for infrastructure, modernization and automobiles in these countries may result in an increase in the consumption of metals.

> Natural disasters may occur. Natural disasters may slow down the development of metals extraction and impact stockpiles and inventories.

*These pages discuss only some of the many factors that may affect global commodity prices. Trading in commodity can be speculative and many other factors, including changes in interest rates, can also contribute to commodity prices.

Category	Factors that may not lead to increased demand and higher commodities prices
Agriculture

> More countries may attempt to become self-sufficient. Even if diets change, enhanced farming technology and efficiency may enable nations to meet domestic demand and rely less on imports.

> An outbreak of Avian flu or animal sicknesses such as mad cow disease may reduce world demand for beef, pork and poultry . This may also reduce demand for feed grain.

> Political factors in emerging economies may limit reliance on imported food and become a barrier to agricultural free trade.

Energy

> Alternative energy sources may become more widely available. Alternative energy sources such as wind and solar power may become more economically and technologically viable.

> Ongoing energy development. Renewable energy technologies and other developments in energy production may decrease demand for traditional energy sources.

> Incentive to decrease reliance on foreign oil. Lack of energy independence may cause governments to decrease their dependence on foreign energy supplies and to develop their own.

Metals	> Industrial production may decline. Increases in mining output may allow reserves to meet consumption demands.

Risk Considerations

This brochure does not describe any particular or structured product linked to the RICI®, but it is possible that investors may be offered such notes in the future. Investors should carefully consider the risks of any commodity related investment and whether such investment is suited to their particular circumstances. It is important that prior to investing in any commodity linked notes investors read the prospectus related to such notes to understand the actual terms of, and risks associated with, such notes. In addition, we urge investors to consult with their investment, legal, accounting, tax and other advisors with respect to any investment in a note or commodities in general.

Credit Risk

Any notes investors may be offered would issued by ABN AMRO Bank N.V. (“ABN AMRO”) and would be guaranteed by ABN AMRO Holding N.V., ABN AMRO’s parent. In such notes, investors would assume the credit risk of ABN AMRO and ABN AMRO Holding N.V. Furthermore, any notes sold, offered, or recommended are not deposits on ABN AMRO Bank N.V. and are not endorsed or guaranteed by any bank or thrift, nor are they insured by the FDIC or any governmental agency.

Principal Risk

The notes investors may be offered may not be principal protected. In addition, investors in some notes will be fully exposed to any decline in the price or level of the underlying commodity index asset. Accordingly, investors may lose some or all of their initial investment in such notes. Several factors, including, without limitation, governmental programs and policies regarding agriculture and energy as well as natural disasters may cause the price of the commodities comprising the RICI® to change unpredictably.

Limited Return

The notes investors may be offered may be capped at a maximum return, in which case investors in the notes would never receive at maturity an amount greater than a predetermined amount per note, regardless of how much the price of the underlying commodity index increases during the term of such note. Accordingly, investors may receive less than if they had invested directly in the underlying commodity index.

Index Committee

The RICI® is overseen and managed by a committee chaired and controlled by James B. Rogers, Jr., the founder and sole owner of the RICI®. ABN AMRO is one of the five other members of the committee. The committee has discretion regarding the composition and management of the RICI®, including additions, deletions and the weightings of the commodities comprising the RICI®, all of which could affect the RICI® and, therefore, affect the value of any notes linked to the RICI®.

Liquidity Risk

ABN AMRO does not intend to list any of the notes on any securities exchange. Accordingly, there may be little or no secondary market for any notes that may be offered and information regarding independent market pricing of the notes may be limited. The value of notes in the secondary market, if any, will be subject to many unpredictable factors, including then prevailing market conditions.

It is important to note that many factors would contribute to the secondary market value of any notes, and investors may not receive their full principal back if such notes were sold prior to maturity. Such factors include, but are not limited to, time to maturity, the price of the underlying commodity index, volatility and interest rates.

In addition, the price, if any, at which ABN AMRO or another party would be willing to purchase notes in secondary market transactions would likely be lower than the issue price, since the issue price would have included, and secondary market prices are likely to exclude, commissions, discounts or mark-ups paid with respect to the notes, as well as the cost of hedging ABN AMRO’s obligations under the notes.

Tax Risk

Each note may have a different U.S. federal income tax treatment that will depend on the specific terms of such note. With respect to certain notes, there is no direct legal authority as to the U.S. federal income tax characterization of such notes. No assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, our particular tax treatment of the notes.

SEC Legend

ABN AMRO has filed a registration statement (including a prospectus), and will file a pricing supplement, with the SEC for each offering of notes to which this communication relates. Before you invest in any note, you should read such documents and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the specific offering of the notes. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.

Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free (888) 644-2048.

Index Disclaimers

“Jim Rogers”, “James Beeland Rogers, Jr.”, “Rogers”, “RICI®–Agriculture”, “RICI®– Metal”, “RICI®–Energy”, “RICI®–Total Return”, “Rogers International Commodity Index® –Agriculture Total Return”, “Rogers International Commodity Index®–Metal Total Return”, “Rogers International Commodity Index®–Energy Total Return”, and “Rogers International Commodity Index® Total Return” are trademarks and service marks of, and “RICI” and “Rogers International Commodity Index” are registered trademarks and service marks of, Beeland Interests, Inc., which is owned and controlled by James Beeland Rogers, Jr., and are used subject to license. The name and likeness of Jim Rogers/James Beeland Rogers, Jr. are trademarks and service marks of James Beeland Rogers, Jr. and are used subject to license.

The notes are not sponsored, endorsed, sold or promoted by Beeland Interests Inc. (“Beeland Interests”), James Beeland Rogers, Jr. or Diapason Commodities Management SA (“Diapason”) . Neither Beeland Interests, James Beeland Rogers, Jr. nor Diapason makes any representation or warranty, express or implied, nor accepts any responsibility, regarding the accuracy or completeness of this brochure, or the advisability of investing in securities or commodities generally, or in any notes or in futures particularly.

NEITHER BEELAND INTERESTS NOR DIAPASON, OR ANY OF THEIR RESPECTIVE AFFILIATES, GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE ROGERS INTERNATIONAL COMMODITY INDEX® (“RICI®”) OR ANY SUB-INDEX THEREOF OR ANY DATA INCLUDED THEREIN. SUCH PERSON SHALL NOT HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN AND MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY OWNERS OF ANY NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RICI®, ANY SUB-INDEX THEREOF, ANY DATA INCLUDED THEREIN OR THE NOTES. NEITHER BEELAND INTERESTS, NOR DIAPASON, OR ANY OF THEIR RESPECTIVE AFFILIATES, MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EACH EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RICI®, ANY SUB-INDEX THEREOF AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL BEELAND INTERESTS, DIAPASON OR ANY OF THEIR RESPECTIVE AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Goldman Sachs & Co. Disclaimer

The securities are not sponsored, endorsed, sold or promoted by Goldman, Sachs & Co. (“GS&Co. ”). GS&Co. makes no representation or warranty, express or implied,

to the owners of the securities or any member of the public regarding the advisability of investing in securities generally or in the securities particularly or the ability of the Goldman Sachs Commodity Index (“GSCI Index”) to track general commodity market performance. GS&Co. ’s only relationship to ABN AMRO Bank N.V. is the licensing of the GSCI Index which is determined, composed and calculated by GS&Co. without regard to ABN AMRO Bank N.V. or the securities. GS&Co. has no obligation to take the needs of ABN AMRO Bank N.V. or the owners of the securities into consideration in determining, composing or calculating the GSCI Index. GS&Co. is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the securities to be issued or in the determination or calculation of the equation by which the securities is to be converted into cash. GS&Co. has no obligation or liability in connection with the administration, marketing or trading of the securities.

GS&CO. DOES NOT GUARANTEE THE QUALITY, ACCURACY AND/OR THE COMPLETENESS OF THE GSCI INDEX OR ANY DATA INCLUDED THEREIN. GS&CO. MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ABN AMRO BANK N.V., OWNERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE GSCI INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. GS&CO. MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE GSCI INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL GS&CO. HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Dow Jones-AIG Commodity Index Disclaimer

Dow Jones”, “AIG®”, “Dow Jones-AIG Commodity Index(SM)”, and “DJ-AIGCISM” are service marks of Dow Jones & Company, Inc. and American International Group, Inc. (“American International Group”), as the case may be and have been licensed for use for certain purposes by ABN AMRO Bank N.V.. ABN AMRO Bank N.V.’s securities based on the Dow Jones-AIG Commodity Index(SM) are not sponsored, endorsed, sold or promoted by Dow Jones, AIG International Inc. (“AIGI”), American International Group, or any of their respective subsidiaries or affiliates, and none of Dow Jones, AIGI, American International Group, or any of their respective subsidiaries or affiliates, makes any representation regarding the advisability of investing in such securities.